Exhibit 99.1

China Ceramics Announces Semi-Annual Cash Dividend

JINJIANG, China, Feb. 25, 2014 /PRNewswire/ -- China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) ("China Ceramics" or the "Company"), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced two semi-annual cash dividends of $0.0125 per share. The cash dividends will be payable on July 14, 2014 and January 14, 2015, with record dates of June 13, 2014 and December 12, 2014, respectively.

"Today's dividend announcement extends the dividend policy the Company initiated last year as a result of our continued strong competitive positioning, anticipated stable earnings and solid capitalization," said Mr. Jiadong Huang, CEO of China Ceramics. "We believe that it is important to sustain our dividend policy as a means to demonstrate transparency in our operations and cash flow as well as to reward our shareholders for their confidence in China Ceramics."

"Although our top-line results have returned to previously robust levels, the dividend amount announced this year is reduced from the level set in 2013 reflecting our ongoing attempt to recover profit margins following the business contraction that began in the fourth quarter of 2012. In addition, we believe it prudent to be well capitalized as we continue to explore investment opportunities to further enhance and grow our business. In sustaining last year's dividend policy, our objective remains to maximize value for our shareholders," concluded CEO Jiadong Huang.

About China Ceramics Co., Ltd

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the "Hengda" or "HD", "Hengdeli" or "HDL", the "TOERTO" and "WULIQIAO" brands, and the "Pottery Capital of Tang Dynasty" brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2012 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact Information:

China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 917-864-8849

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